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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)
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                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))
                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))
                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)
                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 298-5000
               (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of Filing Person)
                                 Copies to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000


| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X|  third-party tender offer subject to Rule 14d-1.
    | |  issuer tender offer subject to Rule 13e-4.
    | |  going-private transaction subject to Rule 13e-3.
    | |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

            This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

            On March 28, 2000, North Fork filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated March 27, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal. The Prospectus and the Letter of Transmittal are annexed to the Schedule TO as Exhibits
(a)(14) and (a)(2), respectively.

ITEM 11.    ADDITIONAL INFORMATION.

            Item 11 is hereby amended and supplemented as follows:

            On March 29, 2000, North Fork requested Hudson United Bancorp's consent to allow North Fork to engage in discussions with Dime concerning matters relating to the Offer.

            Also on March 29, 2000, Dime filed a lawsuit in the Supreme Court of New York, County of New York against Salomon Smith Barney, Inc. ("Salomon"), a financial advisor to North Fork in connection with the Offer. Dime's lawsuit seeks, among other things, to enjoin Salomon from providing advisory services to North Fork in connection with the Offer and North Fork's related proxy solicitation. In the lawsuit, Dime alleges that an agreement between Dime and Salomon entered into in May 1997 in connection with Dime's engagement of Salomon as financial advisor with respect to Dime's acquisition of North American Mortgage Company prohibits Salomon from advising any third party in connection with an acquisition of Dime for a period of three years from the date of such agreement. Salomon has publicly stated that it believes Dime's allegations are without merit. A hearing has been scheduled for Wednesday, April 5, 2000.

            On March 30, 2000, North Fork filed a motion to dismiss the federal securities law complaint filed by Dime on March 22, 2000 in the United States District Court for the Eastern District of New York.

            On March 31, 2000, North Fork and FleetBoston filed a motion to dismiss the antitrust complaint filed by Dime on March 10, 2000 in the Supreme Court of New York, County of New York, based on several grounds. First, North Fork asserts that Dime has chosen the wrong forum for challenging the Offer, FleetBoston's investment in North Fork in connection with the Offer and FleetBoston's divestiture of branches to Sovereign Bancorp, Inc. ("Sovereign"), because each of those transactions is subject to approval by federal banking regulatory agencies, which have exclusive original jurisdiction for reviewing the antitrust implications of those transactions. Second, North Fork asserts that Dime is seeking to apply the wrong substantive law in its complaint, because both federal banking law (under the Bank Holding Company Act) and federal securities law (under the Williams Act) comprehensively govern the challenged transactions and thereby preempt application of New York's Donnelly Act with regard to those transactions. Third, North Fork asserts that Dime, as the subject company in an exchange offer, lacks standing to challenge the Offer on antitrust grounds. Finally, North Fork believes that Dime's challenge to FleetBoston's divestiture of branches to Sovereign is beyond the scope of New York's Donnelly Act because all of the assets associated with that transaction are located outside of New York State.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2000

                              NORTH FORK BANCORPORATION, INC.

                              By: /s/ Daniel M. Healy
                                  ---------------------------------------------
                                  Name:  Daniel M. Healy
                                  Title: Executive Vice President and Chief
                                         Financial Office